Exhibit 99.45

CERTIFICATE OF DESIGNATIONS

OF

SERIES A NON-Voting Exchangeable perpetual PREFERRED STOCK

OF

Howard Hughes Holdings Inc.

Howard Hughes Holdings Inc., a Delaware corporation (the “Corporation”), hereby certifies that pursuant to Sections 103, 141 and 151 of the General Corporation Law of the State of Delaware (as amended, supplemented or restated from time to time) (the “DGCL”), (a) on November 18, 2025, the Board appointed a financing committee (the “Financing Committee”) and authorized the Financing Committee to negotiate and approve, and recommend to the Board for approval, the terms and conditions of the provision of equity capital by Investor and (b) based on the recommendation of the Financing Committee, the Board adopted the following resolutions providing for the issuance of a series of Preferred Stock:

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation (as may be amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms and applicable law (the “Certificate of Incorporation”) authorizes the issuance of up to 50,000,000 shares of preferred stock, par value $0.01 per share, of the Corporation (“Preferred Stock”) in one or more series, and expressly authorizes the Board, subject to limitations prescribed by applicable law, with respect to each such series, to establish the number of shares to be included in each such series and fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof; and

WHEREAS, the Financing Committee, pursuant to the authority delegated to it by the Board, has negotiated and approved the terms and conditions of a new series of Preferred Stock and recommends the Board authorize the same.

NOW, THEREFORE, BE IT RESOLVED, that, based on the recommendation of the Financing Committee, the Board hereby authorizes the issuance of a series of Preferred Stock of the Corporation and does hereby in the following certificate of designations (this “Certificate of Designations”) establish and fix and herein state and express the designation, voting powers, preferences and relative, participating, optional and other special rights, preferences and qualifications, limitations and restrictions thereof, of the shares of such series, in addition to those set forth in the Certificate of Incorporation, as follows:

Section 1.              Designation. The distinctive serial designation of such series is “Series A Non-Voting Exchangeable Perpetual Preferred Stock,” par value $0.01 per share (the “Series A Preferred Stock”).

Section 2.              Number of Shares. The authorized number of shares constituting the Series A Preferred Stock shall initially be 140,000. The Series A Preferred Stock will be divided into 14 tranches, each of which shall have 10,000 shares (each, a “Tranche”) titled Tranche A-1 through Tranche A-14. Subject to applicable law and the Certificate of Incorporation, the number of shares and Tranches constituting the Series A Preferred Stock may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by the Disinterested Directors.

Section 3.               Definitions. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such term in the Certificate of Incorporation. Unless otherwise specified herein, as used in this Certificate of Designations with respect to Series A Preferred Stock, the following capitalized terms will have the following meanings:

(a)            “Adjusted Consideration” means “Adjusted Consideration”, as defined in the Purchase Agreement.

(b)            “Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

(c)            “Allotted Shares” has the meaning set forth in Section 12(c)(ii).

(d)            “Board” means the Board of Directors of the Corporation.

(e)            “Business Day” means any day that is not (a) a Saturday, (b) a Sunday or (c) any other day on which commercial banks are authorized or required by law to be closed in the City of New York.

(f)            “Call Option” has the meaning set forth in Section 8(a).

(g)            “Call Option Date” has the meaning set forth in Section 8(b).

(h)            “Call Option Notice” has the meaning set forth in Section 8(b).

(i)            “Call Option Price” has the meaning set forth in Section 8(c).

(j)            “Certificate of Designations” has the meaning set forth in the Recitals.

(k)            “Certificate of Incorporation” has the meaning set forth in the Recitals.

(l)            “Change of Control” means a sale or series of sales pursuant to which any person or group of persons acquires beneficial ownership of either (a) more than fifty percent (50%) of the then-outstanding (i) Common Stock of the Corporation or a Subsidiary of the Corporation (other than InsuranceCo and its Subsidiaries) that holds more than 50% of the assets or business of the Corporation and its Subsidiaries, taken as a whole (treating for this purpose all exchangeable securities as if they had been exchanged for Common Stock immediately prior to such transaction) or (ii) equity securities of the Corporation (treating for this purpose all exchangeable securities as if they had been exchanged for Common Stock immediately prior to such transaction) or a Subsidiary of the Corporation (other than InsuranceCo and its Subsidiaries) that holds more than 50% of the assets or business of the Corporation and its Subsidiaries, taken as a whole, or (b) the combined voting power of more than fifty percent (50%) of the outstanding capital stock entitled to vote generally in the election of directors of the Corporation or a Subsidiary of the Corporation (other than InsuranceCo and its Subsidiaries) that holds more than 50% of the Corporation’s assets or business; provided, however, that any transaction or series of transactions where the ultimate beneficial ownership of the Corporation or applicable Subsidiary remains unchanged, including wholly internal reorganization or restructuring transactions, shall not be deemed to constitute a Change of Control.

(m)            “Common Stock” has the meaning set forth in Section 4.

(n)            “Corporation” has the meaning set forth in the Preamble.

(o)            “Defaulted Repurchase Dividend Rate” has the meaning set forth in Section 7(b).

(p)            “DGCL” has the meaning set forth in the Preamble.

(q)            “Disinterested Director” means “Disinterested Director” as defined in the Standstill Agreement; provided that if the Standstill Agreement has been terminated or is no longer in effect, “Disinterested Director” shall mean, with respect to any act or transaction, a director of the Board who (i) is not a party to the act or transaction and (ii) does not have a material interest in the act or transaction or a material relationship with a person that has a material interest in the act or transaction, in each case, as determined in good faith by the Board.

(r)            “Dispute Notice” has the meaning set forth in Section 11(a).

(s)            “Encumbrances” means “Encumbrances” as defined in the Subscription Agreement.

(t)            “Exchange Calculation Statement” has the meaning set forth in Section 10(b)(iii).

(u)            “Exchange Notice” has the meaning set forth in Section 10(a)(i).

(v)            “Exchange Ratio” has the meaning set forth in Section 10(b)(i).

(w)            “Excluded Issuances” has the meaning set forth in Section 12(c)(i).

(x)            “Event of Noncompliance” means following notice from a Holder, any failure by the Corporation or any of its Subsidiaries to materially comply with (A) any covenants set forth in this Certificate of Designations or (B) the covenants of the Corporation or any of its Subsidiaries set forth in the Subscription Agreement or Registration Rights Agreement, which failure to comply, if subject to remedy, remains unremedied for thirty (30) days from the date of such notice, and which notice must specify such event of noncompliance, demand that it be remedied and state that such notice is a “Notice of Noncompliance.”

(y)            “Financing Committee” has the meaning set forth in the Preamble.

(z)            “GAAP” means generally accepted accounting principles in the United States.

(aa)          “Holder” means the beneficial owner of shares of the Series A Preferred Stock, or the Person whose name is otherwise registered for such shares in the books and records of the Corporation, which Person shall be treated by the Corporation as the absolute owner of such shares of Series A Preferred Stock for the purpose of making payment and settling exchanges and for all other purposes; provided that, to the fullest extent permitted by law, no Person that has received by transfer shares of Series A Preferred Stock in violation of this Certificate of Designations or any other agreement to which the Corporation is a party and by which the transferor or transferee is bound, shall be a Holder, and the Corporation shall not recognize any such Person as a Holder, and the Person in whose name the shares of such Series A Preferred Stock were registered immediately prior to such transfer shall remain the Holder of such shares.

(bb)          “Holding Entity” means, relative to any Tranche, an entity organized in a non-U.S. jurisdiction (which may be a corporation or partnership or disregarded entity for U.S. federal (and applicable state and local) tax purposes) which has no assets or liabilities other than the Tranche or those arising from the Tranche. For the avoidance of doubt, an entity that would otherwise qualify as a Holding Entity would not be treated as having liabilities solely because its holding of the Tranche may have built-in gain that could give rise to a tax liability if such Tranche were to be disposed of.

(cc)          “Independent Accountant” has the meaning set forth in Section 11(c).

(dd)          “InsuranceCo” means Howard Hughes Insurance Holdings, LLC, a Delaware limited liability company.

(ee)          “InsuranceCo Common Units” means, as applicable at such time, either the membership interests or the common units of InsuranceCo.

(ff)          “Investor” means Pershing Square Holdings, Ltd. and its successors and assigns.

(gg)          “Issuance Notice” has the meaning assigned thereto in Section 12(c)(ii).

(hh)          “Mandatory Repurchase Date” has the meaning set forth in Section 9(b).

(ii)            “Mandatory Repurchase Offer Event” means any of the following:

(i)            a merger or consolidation in which (1) the Corporation is a constituent party or (2) a Subsidiary of the Corporation that holds all or substantially all of the assets or business of the Corporation and its Subsidiaries, taken as a whole, is a constituent party, except (y) any such merger or consolidation involving the Corporation or a Subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (A) the surviving or resulting corporation or (B) if the surviving or resulting corporation is a wholly owned Subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation or (z) any such merger or consolidation resulting in the Corporation or its applicable Subsidiary being majority owned and controlled by Investor or its Affiliates;

(ii)            a Change of Control, except pursuant to any transaction, sale or series of sales to Investor or its Affiliates resulting in the Corporation or its applicable Subsidiary being majority owned and controlled by Investor or its Affiliates;

(iii)            a change of control of InsuranceCo, as “control” is defined in the NAIC Model Insurance Holding Company System Regulatory Act, except pursuant to any transaction, sale or series of sales to Investor or its Affiliates resulting in InsuranceCo or its Subsidiaries holding all or substantially all of the assets of InsuranceCo and its Subsidiaries, taken as a whole, being majority owned and controlled by Investor or its Affiliates;

(iv)            the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets or business of the Corporation and its Subsidiaries, taken as a whole (including through the disposition of one or more Subsidiaries holding substantially all such assets), except (1) where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned Subsidiary of the Corporation or (2) where such sale, lease, transfer, exclusive license or other disposition is to Investor or its Affiliates;

(v)            any sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets or business of InsuranceCo, taken as a whole (including through the disposition of one or more Subsidiaries holding substantially all such assets), except (1) where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned Subsidiary of InsuranceCo or (2) where such sale, lease, transfer, exclusive license or other disposition is to Investor or its Affiliates; or

(vi)            an Event of Noncompliance.

(jj)          “Mandatory Repurchase Price” has the meaning set forth in Section 9(c).

(kk)        “Original Issue Date” means the date the first share of Series A Preferred Stock was issued.

(ll)          “Original Issue Price” means, with respect to the Series A Preferred Stock, $7,142.85714 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock, as applicable.

(mm)       “Ownership Cap” has the meaning set forth in Section 10(c).

(nn)        “Percentage Interest” means, with respect to the applicable Holder(s) as of a particular date, a fraction, (i) the numerator of which is the number of InsuranceCo Common Units held by such Holder(s), including any InsuranceCo Common Units that such Holder would receive if it were to exchange, as of such date, all of its shares of Series A Preferred Stock based on the Exchange Ratio and otherwise in accordance with Section 10(b) and (ii) the denominator of which is the total number of outstanding InsuranceCo Common Units as of such date (on a fully diluted basis, and inclusive of all shares of Series A Preferred Stock exchangeable into or exercisable for such InsuranceCo Common Units).

(oo)        “Person” means a natural person, partnership, limited liability company, corporation, unincorporated association, joint venture, trust, estate or any other entity or any governmental agency or political subdivision thereof.

(pp)        “Preemptive Rights Exercise Period” has the meaning assigned thereto in Section 12(c)(iii).

(qq)        “Preferred Stock” has the meaning set forth in the Recitals.

(rr)          “Preferred Stock Capital” has the meaning set forth in Section 10(b)(i)(1).

(ss)         “Proposed Issuance” has the meaning assigned thereto in Section 12(c)(i).

(tt)          “Purchase Agreement” means the Purchase and Sale Agreement, dated December 17, 2025, by and among the Corporation, InsuranceCo, and certain other parties therein.

(uu)        “Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date hereof, by and among the Corporation, the Investor and InsuranceCo, as amended, restated, supplemented or otherwise modified from time to time.

(vv)        “Series A Preferred Stock” has the meaning set forth in Section 1.

(ww)       “Standstill Agreement” means the Standstill Agreement, dated as of May 5, 2025, by and between the Corporation and Pershing Square Holdco, L.P., as amended, restated, supplemented or otherwise modified from time to time.

(xx)         “Subscription Agreement” means the Subscription Agreement, dated as of the date hereof, by and among the Corporation, the Investor and InsuranceCo, as amended, restated, supplemented or otherwise modified from time to time.

(yy)        “Subsidiary” means, with respect to a Person, (i) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect a majority of the directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, (ii) a partnership in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, (iii) a limited liability company of which such Person, or a Subsidiary of such Person, is a managing member or (iv) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

(zz)         “Tranche” has the meaning set forth in Section 2.

(aaa)       “Total Capital” has the meaning set forth in Section 10(b)(i)(1).

Section 4.               Ranking. The Series A Preferred Stock will rank pari passu with all common stock of the Corporation (“Common Stock”), including, for the avoidance of doubt, with respect to payment rights and liquidation.

Section 5.               Voting Rights. The Holders of Series A Preferred Stock will not have any voting rights and shall not vote with holders of the outstanding shares of any other class of capital stock of the Corporation, except as may otherwise from time to time be required by law or as expressly provided in Section 12. In any case in which the Holders shall be entitled to vote pursuant to applicable law or Section 12, each Holder entitled to vote with respect to such matter shall be entitled to one vote per share of Series A Preferred Stock.

Section 6.               Term. The Series A Preferred Stock shall have a perpetual term unless repurchased or exchanged in accordance with Section 8, Section 9 and Section 10.

Section 7.               Dividends.

(a)            General. Dividends on the Series A Preferred Stock, if any, may be declared, at the sole discretion of a majority of the Disinterested Directors, and if declared, shall be paid only out of the assets of the Corporation legally available therefor. Subject to the foregoing limitation, any such declared dividends on the Series A Preferred Stock shall not exceed the amount of cash dividends or distributions actually received by the Corporation from InsuranceCo, multiplied by the percentage of InsuranceCo Common Units into which the outstanding shares of Series A Preferred Stock would be exchangeable under the Exchange Ratio, as of such date.

(b)            Defaulted Repurchase Dividend. If, on any Mandatory Repurchase Date, the Corporation has not met its obligation to repurchase any shares of Series A Preferred Stock pursuant to Section 9(a), then until the date such shares have been repurchased and the aggregate repurchase price has been paid in full, the non-repurchased shares of Series A Preferred Stock shall remain outstanding and beginning on the applicable Mandatory Repurchase Date, the non-repurchased shares of Series A Preferred Stock shall bear a dividend of 10.00% of the Original Issue Price per annum (the “Defaulted Repurchase Dividend Rate”), to the extent permitted under applicable law.

Section 8.               Call Option.

(a)            Mechanics. At any time and from time to time, during the period between sixty (60) and ninety (90) days following each of the first seven (7) fiscal year-end dates following the Original Issue Date (beginning with the fiscal year ending December 31, 2026) or at such other times as may be mutually agreed by the Corporation and the Holders representing a majority of the Series A Preferred Stock then outstanding, to the extent not prohibited by applicable law, the Corporation shall have the right to repurchase one or more full Tranches (but not a portion of any single Tranche) of the Series A Preferred Stock, in cash at a repurchase price per share of Series A Preferred Stock equal to the Call Option Price, on the terms and subject to the conditions set forth in this Section 8 (the “Call Option”). Following the Corporation’s exercise of the Call Option with respect to any Tranche, the Holder of the applicable Series A Preferred Stock comprising such Tranche shall, in consideration of the Call Option Price, either (x) transfer such Tranche to the Corporation or (y) transfer to the Corporation the Holding Entity that holds such Tranche, in each case free and clear of all Encumbrances.

(b)            Notice of Call Option. Notice of any election by the Corporation to repurchase any Tranche of Series A Preferred Stock pursuant to this Section 8 shall be made by delivery to the Holder of such Tranche written notice of the Corporation’s election to repurchase, at least thirty (30) days but no more than sixty (60) days prior to the date fixed for the Corporation’s repurchase of such Tranche (the “Call Option Date”), which notice shall indicate (1) the Call Option Date, (2) the Call Option Price, including a reasonably detailed calculation thereof, (3) the applicable Tranche and (4) the manner of and place designated for surrender of the shares of Series A Preferred Stock to be repurchased (or of the interests in the applicable Holding Entity) (“Call Option Notice”).

(c)            Call Option Price. The repurchase price for each share of the Series A Preferred Stock (the “Call Option Price”) shall equal the greater of the (i) (a) the Original Issue Price plus (b) interest, compounded daily at a rate of four percent (4%) per annum, calculated on the basis of a 365-day year, for the period commencing on the Original Issue Date through the Call Option Date and (ii) (x) 1.5 times the book value of InsuranceCo (for the avoidance of doubt, excluding non-controlling interests and good will or purchase-related intangibles attributable to the completion of the transactions contemplated by the Purchase Agreement), determined in accordance with GAAP, as reflected in the most recent quarterly or, as the case may be, annual financial statements of InsuranceCo then available, multiplied by (y) the ownership percentage of InsuranceCo represented by such share of Series A Preferred Stock (on an as-exchanged basis).

(d)            Payment and Redemption. On the Call Option Date, the Corporation shall immediately cause to be paid in cash the applicable aggregate Call Option Price to the account designated by such Holder(s) and, if applicable, the Holder(s) shall promptly deliver the Holding Entity that holds such to-be repurchased Tranche to the Corporation. Upon such payment in full and delivery of the applicable Holding Entity(ies), if any, such shares of Series A Preferred Stock will be deemed to have been redeemed and dividends with respect to such redeemed shares of Series A Preferred Stock shall cease to accumulate and all designations, rights, preferences, powers, qualifications, restrictions and limitations of such redeemed shares of Series A Preferred Stock shall forthwith terminate.

Section 9.               Mandatory Repurchase Offer.

(a)            Mandatory Repurchase Offer Events. The Corporation shall offer to repurchase all of the outstanding shares of Series A Preferred Stock upon the occurrence of a Mandatory Repurchase Offer Event. Upon acceptance of an offer to repurchase all of the outstanding shares of Series A Preferred Stock pursuant to this Section 9, the Holder(s) of the applicable Series A Preferred Stock shall elect to, in consideration of the Mandatory Repurchase Price either (x) transfer such Tranche to the Corporation or (y) transfer to the Corporation the Holding Entity that holds such Tranche.

(b)            Notice. Notice of any offer by the Corporation to repurchase all of the outstanding shares of Series A Preferred Stock pursuant to this Section 9 shall be made by delivery of written notice of the Corporation’s election to the Holders and shall indicate (1) the date of the mandatory repurchase (the “Mandatory Repurchase Date”), (2) the Mandatory Repurchase Price, including a detailed calculation thereof and (3) a reasonably detailed description of the Mandatory Repurchase Offer Event.

(c)            Mandatory Repurchase Price. Upon acceptance by a Holder of an offer to repurchase shares of Series A Preferred Stock pursuant to this Section 9, each share of such Series A Preferred Stock held by such Holder will be repurchased for cash consideration in an amount equal to the greater of (i) the amount that such Holder would have been entitled to receive under the Call Option and (ii) if the Mandatory Repurchase Offer Event is a transfer in any manner of equity in InsuranceCo, directly or indirectly, the amount that such Holder would have received in such transaction if it had exchanged its Series A Preferred Stock into InsuranceCo Common Units (the “Mandatory Repurchase Price”).

(d)            Payment and Redemption. On the Mandatory Repurchase Date, the Corporation shall immediately cause to be paid in cash the applicable aggregate Mandatory Repurchase Price to the account designated by such Holders and, if applicable, the Holder(s) shall promptly deliver the Holding Entity that holds such to-be repurchased Tranche to the Corporation. Upon such payment in full and delivery of the applicable Holding Entity(ies), if any, such shares of Series A Preferred Stock will be deemed to have been redeemed and dividends with respect to such redeemed shares of Series A Preferred Stock shall cease to accumulate and all designations, rights, preferences, powers, qualifications, restrictions and limitations of such redeemed shares of Series A Preferred Stock shall forthwith terminate.

(e)            Insufficiency of Funds. If the assets of the Corporation legally available are insufficient to pay the Holders of outstanding shares of Series A Preferred Stock the full amounts to which they are entitled as of the Mandatory Repurchase Date, such Holders’ shares of Series A Preferred Stock shall be repurchased ratably, in increments of full Tranches, to the extent permitted under applicable law and such Holders shall share ratably in the payments permitted to be made under applicable law relating to distribution, and when additional funds of the Corporation become available to repurchase the remaining shares of Series A Preferred Stock following the Mandatory Repurchase Date, the Corporation shall use such funds to pay, in increments of full Tranches, the remaining balance of the aggregate Mandatory Repurchase Price to the extent permitted under applicable law.

(f)            Defaulted Repurchase Dividend Rate. If, on the Mandatory Repurchase Date, the Corporation has not met its obligation pursuant to this Section 9 to repurchase any shares of the Series A Preferred Stock by paying the entire Mandatory Repurchase Price then, beginning on the Mandatory Repurchase Date and continuing until such shares are fully repurchased and the aggregate Mandatory Repurchase Price is paid in full, (A) all of the non-repurchased shares shall remain outstanding and continue to have the rights, preferences and privileges expressed herein; (B) to the extent permitted under applicable law, all of the non-repurchased shares of Series A Preferred Stock shall bear the Defaulted Repurchase Dividend Rate; (C) the Corporation shall not declare or pay any distributions, dividends, redemptions or otherwise make funds available in respect of the securities that rank pari passu or junior to the Series A Preferred Stock; and (D) the Corporation shall use commercially reasonable efforts to take action to generate sufficient funds to repurchase the remainder of the shares of Series A Preferred Stock in full, to the extent permitted under applicable law.

(g)            Corporation Efforts. The Corporation shall take such commercially reasonable actions as are necessary to meet its obligations in this Section 9 and Section 10(c), including in the event the Corporation is prohibited by law from redeeming or is otherwise unable to repurchase any shares of Series A Preferred Stock in connection with any Mandatory Repurchase Offer Event on the applicable Mandatory Repurchase Date, taking any commercially reasonable action necessary or appropriate to remove promptly any impediments to its ability to redeem such shares of Series A Preferred Stock required to be so repurchased, including to the extent not prohibited by law, reducing the stated capital of the Corporation or revaluing the assets of the Corporation to their fair market values under Section 154 of the DGCL if such revaluation would create surplus sufficient to make all or any portion of such Mandatory Repurchase Offer Event payment. In the event of a Change of Control in which the Corporation is not the continuing or surviving corporation or entity, the Corporation shall use commercially reasonable efforts to require the continuing or surviving corporation or entity to agree to carry out and observe the obligations of the Corporation under this Certificate of Designations.

Section 10.             Exchange of the Series A Preferred Stock; Exchange Ratio

(a)            Mechanics of Exchange.

(i)            So long as any shares of Series A Preferred Stock remain outstanding, at any time within sixty (60) days after (i) the seventh (7th) fiscal year-end that occurs following the Original Issue Date (beginning with the fiscal year ending December 31, 2026) and (ii) each subsequent fiscal year-end, each Holder may exchange, in increments of full Tranches, a number of shares of Series A Preferred Stock that exceeds 10% of its shares of Series A Preferred Stock (unless its remaining shares of Series A Preferred Stock are less than a full Tranche, in which case a Holder may exchange the remainder of such Tranche), without the payment of additional consideration, into a number of InsuranceCo Common Units at the Exchange Ratio (as defined in Section 10(b)(i)) upon such Holder of the Series A Preferred Stock providing at least fifteen (15) days’ prior written notice to the Corporation in the form attached hereto as Annex A (“Exchange Notice”); provided that such sixty (60) day period at the end of any applicable year shall be tolled for the duration of any Deferral Period (as defined in the Registration Rights Agreement) if the board of directors of InsuranceCo elects to defer an initial public offering or direct listing demanded in accordance with the Registration Rights Agreement. Such Holder may, in its discretion, and subject to receipt of any required regulatory approvals, satisfy its obligation to transfer Series A Preferred Stock by either (x) transferring such Tranche to the Corporation or (y) transferring to the Corporation the Holding Entity that holds such Tranche.

(ii)            The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of InsuranceCo Common Units in the event of an exchange of Series A Preferred Stock into InsuranceCo Common Units pursuant to this Section 10. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of InsuranceCo Common Units in a name other than that in which the shares of Series A Preferred Stock so exchanged were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation (acting reasonably), that such tax has been paid.

(iii)            Payment and Exchange. On the date of the exchange of shares of Series A Preferred Stock for InsuranceCo Common Units as set forth in the applicable Exchange Notice, the Corporation shall promptly deliver to the applicable Holders (x) the number of InsuranceCo Common Units calculated in accordance with the Exchange Ratio in book entry form and (y) a book entry credit thereof on the direct registration system of InsuranceCo’s transfer agent. Upon such delivery, and, if applicable, only after delivery by the Holder of the Holding Entity that holds such to-be exchanged Tranche, such shares of Series A Preferred Stock will be deemed to have been redeemed and dividends with respect to such redeemed shares of Series A Preferred Stock shall cease to accumulate and all designations, rights, preferences, powers, qualifications, restrictions and limitations of such redeemed shares of Series A Preferred Stock shall forthwith terminate.

(iv)            Upon any such exchange, no adjustment to the Exchange Ratio shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for exchange or on the InsuranceCo Common Units delivered upon exchange.

(v)            Prior to any such exchange, the applicable Holder(s) will, to the extent required by applicable law, either submit to and obtain approval of the Delaware Department of Insurance of a Form A (pursuant to Section 5003(a) of the Delaware Insurance Code), an exemption from a Form A filing (pursuant to Section 5003(e) of the Delaware Insurance Code), or a new Disclaimer of Control (pursuant to Section 5004(k) of the Delaware Insurance Code).

(b)            Exchange Ratio.

(i)            Each share of Series A Preferred Stock will be exchangeable into such number of InsuranceCo Common Units such that, upon exchange of all Series A Preferred Stock, the Holders would own, in the aggregate, the following fraction of all issued and outstanding InsuranceCo Common Units (the “Exchange Ratio”):

Preferred Stock Capital
Total Capital

(1)            where:

●	“Preferred Stock Capital” shall be equal to, as of the applicable date of determination, (i) the aggregate purchase price paid for primary acquisitions of the Series A Preferred Stock, whether on the date hereof or hereafter plus (ii) (A) the aggregate of (x) each dividend received on or prior to such date by the Corporation from InsuranceCo multiplied by (y) the Holders’ Percentage Interest of InsuranceCo Common Units as of the record date for such dividend, reduced by (but not below zero) (B) the aggregate amount of any such dividends that were, on or prior to such date, paid by the Corporation to the Holders through a dividend on the Series A Preferred Stock plus (iii) if applicable, all dividends owed under the Defaulted Repurchase Dividend Rate reduced by (but not below zero) all such dividends paid to Holders at any time on or prior to such date.

●	“Total Capital” shall be equal to, as of the applicable date of determination, (i) the Adjusted Consideration plus (ii) any additional capital contributed to InsuranceCo by the Corporation on or after the date hereof.

(2)            Illustrative Example:

Assumptions: As of the determination date set forth in the applicable Holder’s Exchange Notice (t) the aggregate purchase price paid for all Series A Preferred Stock is $802 million; (u) there have been no additional primary acquisitions of Series A Preferred Stock; (v) InsuranceCo declared and paid an aggregate of $100 million of dividends on the InsuranceCo Common Units ($30 million paid in each of years 1 and 2 and $40 million paid in year 3); (w) the Holders’ Percentage Interest in InsuranceCo in year 1 and 2 was 40% and in year 3 was 35%; (x) no dividends have been paid by the Corporation to the Holders in respect of the Series A Preferred Stock; (y) the Corporation contributes no additional capital to InsuranceCo after the date hereof; and (z) the Adjusted Consideration is $2.1 billion.

In such case, the Preferred Stock Capital would equal $840 million (being $802 million plus $24 million in dividends attributed to such Holder in year 1 and 2 ($30 million multiplied by 0.4 for each year) and $14 million in dividends attributable to the Holders in year 3 ($40 million multiplied by 0.35), less $0), and the Exchange Ratio would equal 0.4 or 40% (being $840 million divided by $2.1 billion).

(ii)            In addition, in the event of any equity splits, reverse splits, recapitalizations, stock dividends or other similar events related to either InsuranceCo Common Units or Series A Preferred Stock, the Exchange Ratio shall be appropriately adjusted so that each Holder is entitled to receive the number of InsuranceCo Common Units which the Holder would have owned or been entitled to receive, had each share of the Series A Preferred Stock been exchanged immediately prior to such equity split, reverse split, recapitalization, stock dividend or other similar event.

(iii)            Within ten (10) Business Days after receipt of an Exchange Notice, the Corporation shall deliver to the Holder a written statement (the “Exchange Calculation Statement”) setting forth in reasonable detail the calculations of Preferred Stock Capital, Total Capital and the resulting Exchange Ratio and providing reasonable supporting information sufficient to validate such calculations.

(c)            Ownership Cap. In no event will any of the Holders, or the Holders in the aggregate, be permitted to acquire more than 49% of the total InsuranceCo Common Units outstanding (the “Ownership Cap”) without the approval of a majority of the Disinterested Directors. To the extent the Holders otherwise have the right to exchange their Series A Preferred Stock and have delivered an Exchange Notice, but are prohibited from completing all or any portion of the exchange due to the Ownership Cap, the Corporation will repurchase such excess portion of shares of Series A Preferred Stock requested to be exchanged on the same terms as provided in Section 9.

Section 11.             Resolution of Calculation Disputes.

(a)            If Investor (or such other Holder duly designated by the Holders representing a majority of the Series A Preferred Stock then outstanding to be the representative of all Holders for purposes of this Section 11) disagrees with the Corporation’s determination of (i) the Call Option Price set forth in a Call Option Notice delivered pursuant to Section 8, (ii) the mandatory repurchase price for any offer by the Corporation to repurchase all of the outstanding shares of Series A Preferred Stock set forth in the notice delivered pursuant to Section 9, or (iii) the Exchange Ratio set forth in an Exchange Calculation Statement delivered pursuant to Section 10, Investor shall notify the Corporation in writing within fifteen (15) days after receipt thereof, specifying in reasonable detail those amounts as to which Investor disagrees and setting forth Investor’s calculation of such disputed amounts (a “Dispute Notice”). Any amounts not disputed within such fifteen (15)-day period shall be deemed final, conclusive and binding upon the Corporation and the Holders, for purposes of such Call Option Notice or Exchange Calculation Statement, as applicable.

(b)            If a Dispute Notice has been timely delivered by Investor pursuant to Section 11(a), the Corporation and Investor shall discuss in good faith and attempt to mutually agree on any disputed amounts set forth in such Dispute Notice for a period of fifteen (15) days following delivery of such Dispute Notice (as such period may be extended by the mutual written agreement of the Corporation and Investor). If the Corporation and Investor resolve their differences over the disputed amounts in such Dispute Notice in accordance with the foregoing procedure, the applicable Call Option Price or Exchange Ratio shall be revised to reflect such resolution and shall be final, conclusive and binding upon the Corporation and the Holders, for purposes of such Call Option Notice or Exchange Calculation Statement, as applicable.

(c)            If the Corporation and Investor fail to resolve their differences over the disputed items in a Dispute Notice within such fifteen (15)-day period set forth in Section 11(b), then the Corporation and Investor shall promptly, jointly request that (i) a nationally recognized independent public accounting firm as shall be mutually agreed by the Corporation and Investor, or (ii) if the Corporation and Investor are unable to agree upon such firm within ten (10) Business Days after such fifteen (15)-day period (as such time period may be extended by the mutual agreement of the Corporation and Investor), then within an additional ten (10) Business Days, the Corporation and Investor shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third firm (the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, the “Independent Accountant”), make a binding determination only as to the disputed amounts in the Dispute Notice in accordance with the terms of this Certificate of Designations. The Independent Accountant will, under the terms of its engagement, (A) act as an expert and not an arbitrator and (B) have no more than thirty (30) days from the date of referral within which to render its written decision with respect to such disputed items and amounts. The Independent Accountant shall consider only those amounts in the Dispute Notice as to which the Corporation and Investor are in disagreement.

(d)            The Independent Accountant’s determination shall be made in accordance with the terms of this Certificate of Designations and based solely on the written submissions of the Corporation and Investor (and not on an independent investigation), and the Independent Accountant shall not assign a value to any disputed item greater than the greatest value claimed by the Corporation or less than the smallest value claimed by Investor, as applicable. The Independent Accountant shall deliver its written determination within thirty (30) days of engagement. Such determination shall be final, conclusive and binding on the Corporation and the Holders absent fraud or manifest error. The fees and expenses of the Independent Accountant shall be allocated equally between the Corporation, on the one hand, and the Holders, on the other hand, with such Holder fees and expenses to be borne amongst the Holders relative to their ownership of Series A Preferred Stock (provided that, solely with respect to such fees and expenses attributable to Investor and its Subsidiaries, such allocation of fees and expenses shall be joint and several). Promptly after any matter is referred to the Independent Accountant under Section 11(c) the Corporation and Investor shall deliver to the Independent Accountant copies of any schedules or documentation that may reasonably be required or requested by the Independent Accountant to make its determination. Each of the Corporation and Investor shall be entitled to submit to the Independent Accountant a memorandum setting forth its position with respect to the disputed amounts, which shall also be provided to the Corporation and Investor, as applicable. Neither the Corporation nor any Holder shall be permitted to communicate with the Independent Accountant other than as expressly set forth herein, and no ex parte communications with the Independent Accountant shall be permitted in any event.

Section 12.              Protective Provisions.

(a)            Any decisions to be made by the Corporation with respect to or affecting the Series A Preferred Stock will be made by a majority of the Disinterested Directors and in accordance with this Certificate of Designations.

(b)            Following the date hereof and subject to the terms of this Section 12, Disinterested Directors will exercise all decision making with respect to or affecting the Series A Preferred Stock pursuant to applicable law; provided, however, that so long as any share of the Series A Preferred Stock is outstanding, the Corporation shall not, either directly or indirectly, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the affirmative vote or written consent of at least a majority of the shares of Series A Preferred Stock then outstanding, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio and of no force or effect:

(i)            create (by reclassification or otherwise), issue, offer or sell (A) any additional shares or Tranches of Series A Preferred Stock, (B) any new class or series of shares, capital stock or other equity interests of the Corporation having rights, preferences or privileges senior to the Series A Preferred Stock, or (C) except as expressly permitted by Section 5(a) of the Subscription Agreement, any new class or series of units, capital stock or other equity interests of InsuranceCo having rights, preferences or privileges senior to the InsuranceCo Common Units;

(ii)            except as expressly permitted by Section 5(a) of the Subscription Agreement, issue additional equity interests of InsuranceCo (including any instruments exchangeable into or exercisable for such equity interests);

(iii)            alter the powers, preferences or special rights of the Series A Preferred Stock in a manner that would materially or adversely change the rights or preferences of the Series A Preferred Stock; or

(iv)            amend the Certificate of Incorporation (including this Certificate of Designations), bylaws or any other constitutive document of the Corporation, if such amendment would reasonably be expected to materially or adversely affect any Holder or impede any Holder from realizing the benefit of such rights or preferences.

(c)            Preemptive Rights.

(i)            Following the date hereof, in the event that (x) InsuranceCo proposes to issue any equity interests of InsuranceCo or (y) a Subsidiary of InsuranceCo proposes to issue any equity interests to InsuranceCo or another Subsidiary of InsuranceCo, (in each case including any instruments exchangeable into or exercisable for such equity interests) to any Person (each a “Proposed Issuance”), each Holder, shall have the right (but not the obligation) to purchase an amount of shares of the Series A Preferred Stock required for such Holder to maintain its Percentage Interest, at the same price per share and same terms as the Proposed Issuance (with the applicable price and terms of each share of Series A Preferred Stock determined on an equitable look-through, as-exchanged basis). Notwithstanding the foregoing, Excluded Issuances shall not constitute a Proposed Issuance and shall not give rise to preemptive rights under this Section 12(c). As used herein, “Excluded Issuances” means any of the following: (A) issuances of equity interests pursuant to any equity incentive plan, stock option plan, or similar compensatory arrangement and (B) issuances of equity interests in connection with any stock split, stock dividend, or similar recapitalization.

(ii)            At least thirty (30) days prior to closing a Proposed Issuance, the Corporation shall give written notice (the “Issuance Notice”) of the Proposed Issuance to each Holder. Each Issuance Notice shall set forth in reasonable detail: (A) the class and minimum and maximum number of InsuranceCo equity interests proposed to be issued in the following ninety (90) days; (B) the Proposed Issuance date(s); (C) the proposed purchase price per new InsuranceCo equity interest; (D) a calculation of such Holder’s Percentage Interest, (E) the number (or range based on the minimum and maximum number of shares issued) and price per share of Series A Preferred Stock available for purchase by such Holder in connection with the Proposed Issuance (as to each Holder, the “Allotted Shares”), and (F) such other information as the Corporation determines is reasonably necessary for the Holders to evaluate the Proposed Issuance, provided that the Holders shall have the opportunity to ask follow-up questions and reasonably request any additional information to evaluate the Proposed Issuance.

(iii)            Each Holder may exercise its right to purchase all or any portion of its Allotted Shares by delivering written notice to the Corporation stating therein the quantity of shares of Series A Preferred Stock to be purchased, within twenty (20) days following receipt of the Issuance Notice (the “Preemptive Rights Exercise Period”). Failure to deliver such notice within the Preemptive Rights Exercise Period shall be deemed an irrevocable waiver of such Holder’s preemptive rights with respect to such Proposed Issuance. If a Holder determines to exercise its rights under this Section 12(c), the Corporation shall issue such shares of Series A Preferred Stock to such exercising Holders concurrently with the Proposed Issuance (or, in the event all Allotted Shares are purchased, as soon as reasonably practicable and no later than the date such Proposed Issuance was contemplated to occur).

(iv)            To the extent any Holder elects to purchase less than all of its Allotted Shares, such Holder shall provide prompt written notice of such shortfall to the remaining Holders (with a copy of such notice to the Corporation) and the remaining Holders shall have the right to purchase such remaining Allotted Shares on a pro rata basis (based on their respective Percentage Interests) at the price per share of Series A Preferred Stock set forth in the Issuance Notice. Any Holder electing to purchase such unsubscribed shares of Series A Preferred Stock shall provide written notice of such purchase to the Corporation within five (5) Business Days of receiving such prompt written notice thereof.

(v)            At the expiration of the Preemptive Rights Exercise Period, InsuranceCo shall be free to consummate the Proposed Issuance on terms and conditions no more favorable to the proposed purchaser(s) than those set forth in the Issuance Notice, provided that such Proposed Issuance is consummated within ninety (90) days following the expiration of the Preemptive Rights Exercise Period. If such Proposed Issuance is not consummated within such ninety (90)-day period, the issuance of additional equity interests of InsuranceCo shall again become subject to the preemptive rights as set forth in this Section 12(c).

(vi)            The parties acknowledge that the rights set forth in this Section 12(c) are unique and that a breach of this Section 12(c) would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, the Holders shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach, without the requirement of posting a bond or other security.

(vii)            For the avoidance of doubt, any issuance of equity interests (or any rights, options, warrants or other instruments convertible into, exchangeable for or otherwise exercisable for equity interests), or any transaction having substantially similar economic effect (including through joint ventures, structured financings, synthetic equity arrangements, or issuances by Subsidiaries or Affiliates), shall be deemed a Proposed Issuance for purposes of this Section 12(c).

Section 13.          Transfer. The Series A Preferred Stock may be transferred, in increments of full Tranches, subject in each case to compliance with, and the receipt of any approvals required under, state insurance laws, state and federal securities laws or other applicable laws; provided that any transferee will be subject to the terms of this Certificate of Designations; provided, further, that during the first seven (7) fiscal years following the Original Issue Date (beginning with the fiscal year ending December 31, 2026), the consent of the Corporation shall be required for a Holder to transfer Series A Preferred Stock to any Person other than an Affiliate of Investor.

Section 14.          InsuranceCo Obligations. The Corporation shall, and shall cause InsuranceCo to comply with their respective obligations under the Subscription Agreement.

Section 15.            Taxes.

(a)            The Series A Preferred Stock is intended to be treated as equity of the Corporation that is not “preferred stock” within the meaning of Section 305 of the Internal Revenue Code of 1986, as amended, for U.S. federal, state, local tax laws and non-U.S. tax laws.

(b)            All payments and distributions (or deemed distributions) on the shares of Series A Preferred Stock (and any other securities issued on account of Series A Preferred Stock) will be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, will be treated as received by the Holders. The relevant payor shall (i) notify the applicable Holders of any anticipated withholding as soon as reasonably practicable, and (ii) cooperate with the applicable Holders to reduce or eliminate any amounts that would otherwise be withheld.

Section 16.          Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all Holders by the affirmative vote or written consent of at least a majority of the shares of Series A Preferred Stock.

Section 17.          Notices. Any notice required or permitted by the provisions of this Certificate of Designations to be given to a Holder shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission (except, in the event of any communication or confirmation automatically generated by electronic means (such as out-of-office replies), such electronic transmission shall not be deemed sent until confirmation of receipt thereof). Each Holder shall be entitled to the benefits of the notification provisions and preemptive rights set out in the Subscription Agreement.

Section 18.          Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

Section 19.          Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations, and shall not be deemed to limit or affect any of the provisions hereof.

Section 20.          Interpretation. Unless the context otherwise requires, (i) a term has the meaning assigned to it herein, (ii) words in the singular include the plural, and in the plural include the singular, (iii) “or” is not exclusive, (iv) “will” shall be interpreted to express a command, (v) “including” means including without limitation, (vi) reference to any Section or clause refer to the corresponding Section or clause, respectively, of this Certificate of Designations and (vii) any reference to a day or number of days, unless expressly referred to as a Business Day, shall mean the respective calendar day or number of calendar days.

[Signature Page Follows]

In witness whereof, Howard Hughes Holdings Inc. has caused this Certificate of Designations to be signed by David O’Reilly, its Chief Executive Officer, this 4th day of June, 2026.

David O’Reilly
Chief Executive Officer

[Signature Page to Certificate of Designations]

ANNEX A

NOTICE OF EXCHANGE

TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO EXCHANGE SHARES OF

SERIES A PREFERRED STOCK

The undersigned hereby elects to exchange the number of shares of Series A preferred stock, par value $0.01 per share, of Howard Hughes Holdings Inc. (the “Corporation” and its Series A preferred stock, the “Series A Preferred Stock”) indicated below, into common units of Howard Hughes Insurance Holdings, LLC, a Delaware limited liability company (the “InsuranceCo Common Units”), according to the conditions set forth in the Certificate of Designations of the Series A Preferred Stock, as of the date written below. The undersigned hereby acknowledges that all applicable InsuranceCo Common Units shall be issued in the name of the applicable record holder of such Series A Preferred Stock as it appears in the shareholder records of the Corporation.

Exchange calculations:

Date to effect exchange:______________________________________________________________________________________________

Number of shares of Series A Preferred Stock owned prior to exchange: __________________________________________________________

Number of shares of Series A Preferred Stock to be exchanged:_________________________________________________________________

[HOLDER]

By:
Name:
Title:

Annex A